Filed by: Foster Wheeler Ltd., Foster Wheeler Holdings Ltd,
Foster Wheeler Inc., FWPI Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934

Subject Company: FW Preferred Capital Trust I
Commission File No.: 005-79124

Filed by: FW European E&C Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934

Subject Company: Foster Wheeler Ltd.
Commission File: 001-31305

Internal Memo—Restructuring Update

Dear Fellow Employee,

        As you are well aware, Foster Wheeler is progressing through a significant restructuring focused on strengthening our operational performance, reducing our debt and improving the company's balance sheet. To date, we have made important strides in creating a solid foundation to provide project performance that is both predictable and profitable. Last month, I wrote to you to discuss the first phase of a realignment of worldwide E&C operations to allow for better integration of our businesses while enhancing our business- winning capabilities.

        We have been working with our advisors on the implementation of a program to create a financial structure for Foster Wheeler that will allow us to reach our full business potential. Last week, we filed documents with the United States Securities and Exchange Commission that outline a strategy that will help reduce our debt and improve our balance sheet. I wanted to take this opportunity to give you an overview of what was in the company's SEC filing and some other news on our restructuring.

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  The majority of Foster Wheeler's debt is made up of trust securities issued by FW Preferred Capital Trust I, convertible subordinated notes issued by Foster Wheeler Ltd. and the so-called "Robbins" bonds.

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  The first step in our financial restructuring is an exchange offer that would exchange the trust securities for preferred shares of Foster Wheeler Holdings Ltd.

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  We also expect to make an exchange offer to the holders of the convertible subordinated notes and the Robbins bonds for preferred shares of FW European E&C Ltd.

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  The preferred shares to be offered in the exchange offer for the convertible notes and Robbins bonds would be of a newly formed subsidiary that would hold substantially all of the subsidiaries and assets of Foster Wheeler's European engineering and construction business.

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  We have worked with our bank group to amend our senior credit facility to permit the initial exchange offer and the others that are expected.

        If successfully executed, the above exchange will significantly reduce our overall debt.

        Finally, I would like to let you know that Mike Rosenthal, who has served as our Chief Restructuring Advisor for the past sixteen months, will be terminating his consulting services for Foster Wheeler at the end of July. Mike has been an important member of our restructuring team and we have benefited from his expertise and hard work. I wish him all the best as he pursues other endeavors.

        As we move forward with our financial restructuring efforts, we will continue to work closely with our financial advisors. In addition, Pete Rose, who most recently has been supporting Mike Rosenthal, will continue with his restructuring activities and now report to Ken Hiltz.

        I hope this has provided you with an update on our restructuring efforts. The SEC filing is a long and complicated document and the exchange offers are complex financial transactions. The full text can be found in the investor relations section of our website under "SEC Filings."

        Our goal remains to achieve "best-in-class" customer satisfaction, while generating both top- and bottom-line growth. Our restructuring efforts are moving forward and I thank you for your continued commitment as we work together to create a better and stronger Foster Wheeler.

Sincerely,

Raymond J. Milchovich
Chairman, President and Chief Executive Officer

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer of the trust securities because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054) and (2) the Schedule TO (File No. 005-79124). Investors and security holders are also urged to read the following documents to be filed with the SEC, as amended from time to time, when they have become available, relating to the proposed exchange offer for the convertible notes and the Robbins bonds because they will contain important information: (1) a registration statement on Form S-4 and (2) a Schedule TO. When these and any other documents relating to the proposed exchange offers are filed with the SEC, they may be obtained free at the SEC's Web site at www.sec.gov. You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to:
John A. Doyle; e-mail john doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000

        The foregoing reference to the proposed registered exchange offers and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.